SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 2, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 2, 2018 regarding “Ericsson Annual Report 2017 published”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: March 2, 2018

PRESS RELEASE March 2, 2018

Ericsson Annual Report 2017 published

•	Annual Report 2017 available for download

•	Printed version available for order

The Ericsson (NASDAQ: ERIC) Annual Report for 2017 is now available on the Ericsson web site. For more details, please visit Investor Relations section at: https://www.ericsson.com/investors/financial-reports

To download the annual report 2017: https://www.ericsson.com/assets/local/investors/documents/2017/ericsson-annual-report-2017-en.pdf

Printed copies of the Annual Report can be ordered by filling in the form on this page: www.ericsson.com/thecompany/investors/financial-reports/order-annual-reports

NOTES TO EDITORS

For media kits, backgrounders, and high-resolution photos, please visit www.ericsson.com/press

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MORE INFORMATION AT:

News Center

media.relations@ericsson.com

(+46 10 719 69 92)

investor.relations@ericsson.com

(+46 10 719 00 00)

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PRESS RELEASE March 2, 2018

ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency, and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 09:00 CET on March 2, 2018.

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